September 19, 2008
Dear Plan Investment Fund, Inc. Participation Certificate Holder,
There has been an announcement that The Reserve’s Primary Fund has fallen below $1.00 per share net asset value and is limiting redemptions from its fund due to losses on debt issued by Lehman Brothers. In light of this, we wish to confirm to you that Plan Investment Fund, Inc. has no exposure to Lehman Brothers debt. We also wish to confirm to you that Plan Investment Fund, Inc. has no exposure to the debt of American International Group, Goldman Sachs, Morgan Stanley or Washington Mutual.
BlackRock’s extensive experience through multiple interest rate cycles and market events, our rigorous credit standards, and our consistent focus on risk management have enabled us to deliver on our fundamental objectives of safety, liquidity and yield. This management approach is a primary reason that investors have made BlackRock one of the largest managers of money market funds—both prime and municipal—in the world. Current market events have not necessitated a reevaluation of our methods for managing this important asset class; rather, it has reinforced our commitment to the approach we have taken for more than thirty years. All of the 2a-7 registered money market funds we manage continue to maintain a $1 net asset value.
BlackRock is one of the world’s largest publicly traded investment management firms. At June 30, 2008, BlackRock’s AUM was $1.428 trillion. Publicly traded, BlackRock is approximately 49% owned by Merrill Lynch and 34% owned by PNC Bank. Recently, Bank of America announced that it will acquire Merrill Lynch and upon closing of that transaction, it is expected that Bank of America will assume Merrill’s ownership stake in BlackRock.
Sincerely,
Simon Mendelson, Managing Director
COO Global Cash Management Group
Opinions expressed are as of September 2008 and are subject to change based on market and economic conditions and factors. Past performance is no guarantee of future results; yields will fluctuate as market conditions change. Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other agency. Although Plan Investment Fund, Inc. seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. An investor should consider carefully the investment objectives, risks, and expenses of Plan Investment Fund, Inc., and prior to investing, obtain and carefully read the prospectus, which contains this and other information about the fund. An investment in mutual fund shares involves certain risks, including the possible loss of principal. For more complete information regarding Plan Investment Fund, Inc., investors may obtain a prospectus by calling BCS Financial Services Corporation at (800) 621-9215. Prepared by BlackRock Investments, Inc.
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Wilmington, DE 19809
Tel 302.797.2000
www.blackrock.com